Snipp Signs $100,000+ in New Agreements With Two New Clients in the

Canadian Market

TORONTO, Oct. 17, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (TSX-V: SPN; OTCPK: SNIPF), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received orders from two new clients in Canada. One of these is a leading multinational fast food restaurant known for its coffee and donuts in Canada and the other is an American multi-national consumer goods corporation. Both of these clients witnessed the success of Snipp’s programs in the U.S. and subsequently approached the Company to pilot their services in Canada.

Both clients will be using Snipp’s market-leading solution SnippCheck to run programs in retail locations throughout the country. One of the programs will run in Canada’s leading coffee chain nationwide and the other program will run at a leading chain of membership-only warehouse clubs.

“We are very excited to sign these new clients who can experience our industry-leading tools via these initial programs,” said Atul Sabharwal, CEO of Snipp. “We are confident that these relationships will bloom over time as these clients recognize the benefits of working with our solutions to drive their customer acquisition and retention programs. The Canadian market is a great example of the type of market we want to focus on in the coming year. We have many long-term Fortune 500 clients looking to expand beyond their work with us in the United States to other jurisdictions overseas. We are very encouraged that our organic growth with these multinationals is coming from two distinct sources, geographic expansion into new countries and regions (such as today’s announcement); and a migration from promotions to our full suite of products. This is a familiar trend that is proving to be a reliable path for increasing engagement with our largest customers.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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